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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

UNIVERSAL INSURANCE HOLDINGS, INC.
(Name of Issuer)
COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)
91359V107
(CUSIP Number)
Marty Steinberg, Esq., as the Receiver for
Lancer Offshore, Inc.
c/o David E. Wells, Esq.
Hunton & Williams, LLP,
1111 Brickell Avenue,
Suite 2500
Miami, Florida 33131
Telephone No.: (305) 810-2591
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 29, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	91359V107

1	NAMES OF REPORTING PERSONS: Marty Steinberg, as the Receiver of Lancer Offshore, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		5,800,123 shares of common stock, $0.01 par value*

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,800,123 shares of common stock, $0.01 par value*

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,800,123 shares of common stock, $0.01 par value*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

14.9% of shares of common stock, $0.01 par value*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
* The Reporting Person expressly disclaims knowledge as to the completeness and accuracy of the information contained in this Schedule 13D. Item 5 of this Schedule 13D identifies the sources of information that the Reporting Person has relied upon to complete this Schedule 13D. The Reporting Person is still in the process of exploring whether or not any other brokers or nominees are holding additional shares of the Common Stock, with respect to which the Reporting Person may be deemed the beneficial owner. Similarly, the Reporting Person is still in the process of determining whether Lancer Offshore, Lancer Partners and/or any other entity under the control of the Reporting Person have entered into any type of contract, arrangement, understanding, relationship, trust or other arrangement pursuant to which the Reporting Person may be deemed the beneficial owner of more or fewer shares of the Common Stock than indicated herein. The filing of this statement by the Reporting Person shall not be construed as an admission that the Reporting Person, Lancer Offshore and/or Lancer Partners is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the securities covered by this statement.

This amendment No. 1 ( this “Amendment”) amends and supplements the Schedule 13D filed on March 5, 2004 (“Original Schedule 13D”) by Marty Steinberg, as the Receiver of Lancer Offshore, Inc., a British Virgin Islands international business company (“Lancer Offshore”) and as the person in control of Lancer Partners, LP a Connecticut limited partnership (“Lancer Partners”) (Marty Steinberg is sometimes referred to herein as the “Reporting Person”) (Lancer Offshore and Lancer Partners are sometimes collectively referred to herein as the “Reporting Entities”) relating to the acquisition of beneficial ownership of shares of common stock, $0.01 par value (the “Common Stock”), of Universal Insurance Holdings, Inc., a Delaware corporation (the “Issuer”). The purpose for the filing of this Amendment is to update the information in the Original Schedule 13D with respect to the beneficial ownership of shares of Common Stock by the Reporting Person (The Reporting Entities are sometimes collectively referred to herein as the “Lancer Entities”).

Item 1.	Security and Issuer.
     The class of equity securities to which this Amendment relates is the Common Stock of the Issuer. The principal executive office of the Issuer is located at 1110 W. Commercial Blvd., Suite 100, Fort Lauderdale, FL 33309.

Item 2.	Identity and Background.
     (a)-(c) and (f)
     The Reporting Person filing this Amendment is:
     As of July 10, 2003, Marty Steinberg was appointed the Receiver of Lancer Offshore pursuant to an Order Appointing Receiver entered by the United States District Court for the Southern District of Florida in the action styled Securities Exchange Commission v. Michael Lauer, et al., Case No. 03-80612-CIV-MARRA. By virtue of his status as the Receiver of Lancer Management Group II, LLC, the general partner of Lancer Partners, the Receiver was designated the person in control of Lancer Partners on July 25, 2003 by order of the United States Bankruptcy Court for the District of Connecticut Bridgeport Division in an action styled In Re: Lancer Partners, Limited Partnership, Case No. 03-50492 (the “Bankruptcy Court Order”). Mr. Steinberg is an attorney with the law firm of Hunton & Williams, LLP and his principal business address is 1111 Brickell Avenue, Suite 2500, Miami, Florida 33131. Mr. Steinberg is a U.S. citizen.
     All of the securities to which this Amendment relates are held for the pecuniary benefit of the Reporting Entities. The following is a description of each of the Reporting Entities:
     Lancer Offshore is an international business company organized under the laws of the British Virgin Islands. The stated business purpose of Lancer Offshore was that of a fund that pooled investment funds of its investors for the purpose of investing, trading and dealing in securities traded in the U.S. and elsewhere. The current principal address of Lancer Offshore is c/o Marty Steinberg, Receiver, Hunton & Williams, LLP, 1111 Brickell Avenue, Suite 2500, Miami, Florida 33131.

     Lancer Partners is a limited partnership organized under the laws of the State of Connecticut. The stated business purpose of Lancer Partners was that of a fund that pooled investment funds of its investors for the purpose of investing, trading and dealing in securities traded in the U.S. and elsewhere. The current principal address of Lancer Partners is c/o Marty Steinberg, Party in Control, Hunton & Williams, LLP, 1111 Brickell Avenue, Suite 2500, Miami, Florida 33131.
     (d) and (e):
     Marty Steinberg has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
     The Lancer Offshore is named as a defendant in the action styled Securities Exchange Commission v. Michael Lauer, et al., Case No. 03-80612-CIV. As such, it is subject to a Temporary Restraining Order and Order Appointing Receiver both entered by the District Court prohibiting certain activities subject to federal securities laws.

Item 3.	Source and Amount of Funds or Other Consideration.
     See Item 4.

Item 4.	Purpose of Transaction.
     Pursuant to an Order Appointing Receiver entered on July 10, 2003 by Judge Zloch of the United States Court for the Southern District of Florida, the Reporting Person acquired beneficial ownership for the purposes of Section 13(d) of the Securities Exchange Act of 1934 of all of the property, including securities, of Lancer Offshore, including the securities to which this Amendment relates. Pursuant to certain Bankruptcy Court orders, the Reporting Person acquired beneficial ownership for the purposes of Section 13(d) of the Securities Exchange Act of 1934 of all of the property, including securities, Lancer Partners, including the securities to which this Amendment relates.
     The purpose of the appointment of the Reporting Person as Receiver and “person in control” was to administer and hold the assets of the Lancer Entities. In the course of the administration of the assets of the Lancer Entities, the Reporting Person has hired an investment manager and has charged its investment manager generally with the task of proposing strategies for maximizing the net present value obtainable from the assets of the Lancer Entities over the next five years. The Reporting Person may from time to time seek to sell shares of the Common Stock held by the Lancer Entities based on its evaluation of the Issuer and upon other factors, including but not limited to, general economic, business and stock market conditions.

     On June 13, 2006, the Reporting Person began selling Common Stock under Rule 144(e). During the 90 day period beginning June 13, 2006 and ending September 8, 2006, the Reporting Person sold in the aggregate 364,631 shares of Common Stock of the Issuer. As described in greater detail in Item 5, the Reporting Person is still in the process of determining Lancer Offshore’s and Lancer Partner’s relative ownership percentage of these shares. The sale of the 364,631 shares of Common Stock represented less than 1% of the total shares of outstanding Common Stock of the Issuer during such period.
     On March 28, 2007, the Reporting Person began selling Common Stock under Rule 144(e). Between March 28, 2007 and April 26, 2007, the Reporting Person sold in the aggregate 349,450 share of Common Stock of the Issuer. As described in greater detail in Item 5, the Reporting Person is still in the process of determining Lancer Offshore’s and Lancer Partner’s relative ownership percentage of these shares. The sale of the 349,450 shares of Common Stock represented less than 1% of the total shares of outstanding Common Stock of the Issuer during such period.
     On March 29, 2007, the Reporting Person sold 28,750 shares of Common Stock of the Issuer. As described in greater detail in Item 5, the Reporting Person is still in the process of determining Lancer Offshore’s and Lancer Partner’s relative ownership percentage of these shares. The sale of the 28,500 shares of Common Stock, when combined with the sum of all shares of Common Stock sold since the Original Schedule 13D, represented a material decrease in the percentage of outstanding shares beneficially owned and is the event which requires the filing of this Amendment.
     On May 16, 2007, Banc of America Securities, which serves as prime broker to the Lancer Entities (“BA”) purchased 11,200 shares of Common Stock of the Issuer at an average price per share of $6.2467, on behalf of the Reporting Person. The purchase of 11,200 shares of Common Stock by BA on behalf of the Reporting Person was necessitated as a result of an unexpected delay in the removal of restrictive legends from certain shares of Common Stock sold between March 28, 2007 and April 26, 2007. As a result of this delay, BA was not able to deliver certain shares Common Stock sold between March 28, 2007 and April 26, 2007 and purchased shares of Common Stock on behalf of the Reporting Person to effect delivery of unlegended shares of Common Stock.
     Except as set forth above, the Reporting Person does not currently have any plans or proposals that relate to or would result in: (i) the acquisition by the Reporting Person of additional securities of the Issuer or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer; (iii) a sale or transfer of a material amount of assets of the Issuer; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.
     (a) The aggregate number and percentage of shares of the Common Stock to which this Amendment relates is 5,800,123 shares of the Common Stock. This number represents 14.9% of 38,871,374, the total number of shares of the Common Stock of the Issuer outstanding as of March 31, 2007 according to the most recent Form 10QSB filed by the Issuer on May 14, 2007. The aggregate number of shares of the Common Stock to which this Amendment relates is based upon a review of: (i) custodial statements for the period of December 1, 2003 through December 31, 2003 (the “Custodial Statements”) delivered to the Reporting Person by BA; (ii) a review of original stock certificates in the custody of the Reporting Person; (iii) a review of the transactions in Common Stock executed by the Reporting Person since July 10, 2003; (iv) the BA custodial statements for the period of May 1, 2007 through May 31, 2007, and (v) a review by the Receiver’s accountants of the trading data provided to the Receiver by BA (the “GIM2 Data”).
     On March 5, 2004, the Reporting Person filed the Original Schedule 13D. In the Original Schedule 13D, the Reporting Person indicated in part: “All of the securities to which this Schedule 13D relates are owned for the pecuniary benefit of Lancer Offshore.” The Reporting Person has determined that with respect to 1,861,151 of the shares of Common Stock held by the Reporting Person on July 10, 2003 (the “Discrepancy Shares”) the Reporting Person has potentially conflicting information regarding the beneficial ownership of such shares. As of July 10, 2003, the Discrepancy Shares were evidenced by a stock certificate of the Issuer registered in the name of Lancer Partners. However, the Reporting Person also has information from the GIM2 Data that suggests that beneficial ownership of the Discrepancy Shares was transferred from Lancer Partners to Lancer Offshore on June 26, 2002. The Reporting Person is still in the process of reviewing the facts and circumstances surrounding the June 26, 2002 transaction and, accordingly, expresses no opinion as to Lancer Offshore or Lancer Partners’ relative ownership percentage in the Discrepancy Shares.
     Of the 5,800,123 shares of Common Stock to which this Amendment relates, 3,938,972 shares of Common Stock are owned by Lancer Offshore and 1,861,151 shares of Common Stock are owned by either Lancer Offshore or Lancer Partners.
     The Reporting Person expressly disclaims knowledge as to the completeness and accuracy of the information contained in this Amendment. Item 5 of this Amendment identifies the sources of information that the Reporting Person has relied upon to complete this Amendment. The Reporting Person is still in the process of exploring whether or not any other brokers or nominees are holding additional shares of the Common Stock, with respect to which the Reporting Person may be deemed the beneficial owner. Similarly, the Reporting Person is still in the process of determining whether the Lancer Entities, Lancer Partners and/or any other entity under the control of the Reporting Person have entered into any type of contract, arrangement, understanding, relationship, trust or other arrangement pursuant to which the

Reporting Person may be deemed the beneficial owner of more or fewer shares of the Common Stock than indicated herein. The filing of this statement by the Reporting Person shall not be construed as an admission that the Reporting Person, Lancer Offshore and/or Lancer Partners is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the securities covered by this statement.
     (b) The Reporting Person is the sole person with voting and dispositive power with regard to the 5,800,123 shares of the Common Stock of the Issuer described in this Amendment.
     (c) On March 28, 2007, a total of 8,500 shares of the Common Stock of the Issuer were sold by Reporting Entities on the open market through their executing broker Ladenburg Thalmann & Co. (“LTCO”) at an average price per share of $3.61.
     On March 29, 2007, a total of 28,750 shares of the Common Stock of the Issuer were sold by Reporting Entities on the open market through LTCO at an average price per share of $3.592.
     On March 30, 2007, a total of 25,500 shares of the Common Stock of the Issuer were sold by Reporting Entities on the open market through LTCO at an average price per share of $3.5735.
     On April 2, 2007, a total of 134,500 shares of the Common Stock of the Issuer were sold by Reporting Entities on the open market through LTCO at an average price per share of $3.7448.
     On April 3, 2007, a total of 31,500 shares of the Common Stock of the Issuer were sold by Reporting Entities on the open market through LTCO at an average price per share of $3.6843.
     On April 4, 2007, a total of 11,200 shares of the Common Stock of the Issuer were sold by Reporting Entities on the open market through LTCO at an average price per share of $3.5855.
     On April 5, 2007, a total of 21,500 shares of the Common Stock of the Issuer were sold by Reporting Entities on the open market through LTCO at an average price per share of $3.5553.
     On April 9, 2007, a total of 25,000 shares of the Common Stock of the Issuer were sold by Reporting Entities on the open market through LTCO at an average price per share of $3.3524.
     On April 10, 2007, a total of 31,000 shares of the Common Stock of the Issuer were sold by Reporting Entities on the open market through LTCO at an average price per share of $3.4308.
     On April 11, 2007, a total of 12,000 shares of the Common Stock of the Issuer were sold by Reporting Entities on the open market through LTCO at an average price per share of $3.5817.

     On April 12, 2007, a total of 10,000 shares of the Common Stock of the Issuer were sold by Reporting Entities on the open market through LTCO at an average price per share of $3.604.
     On April 26, 2007, a total of 10,000 shares of the Common Stock of the Issuer were sold by Reporting Entities on the open market through LTCO at an average price per share of $4.5422
     On May 16, 2007, a total of 11,200 shares of the Common Stock of the Issuer were purchased on the open market by BA, on behalf of the Reporting Person, at an average price per share of $6.2467 for the reasons noted in Item 4.
     For each of the sales and purchases described in this Item 5(c), and as described in greater detail above, the Reporting Person is still in the process of determining Lancer Offshore’s and Lancer Partners’ relative ownership percentage of the sold/purchased shares of Common Stock.
     (d) Not applicable.
     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Although no profit has been realized by the Reporting Person on the purchase of 11,200 shares of Common Stock on May 17, 2007, the purchase and sale of Common Stock within a six (6) months of the purchase of 11,200 shares of the Common Stock may subject the Reporting Person to the “short swing profits” rules set forth in Section 16(b) of the Exchange Act. Accordingly the Reporting Person has provided written notice to the Company of its intent to disgorge any short swing profits during the applicable six month short swing profit period ending on November 17, 2007, in accordance with the requirements of Section 16(b) of the Exchange Act.
     Except as set forth above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.
     To the Reporting Person’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Lancer Entities and any person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies. As set forth in Item 5 above, the Reporting Person is still in the process of determining whether the Lancer Entities and/or any other entity under the control of the Reporting Person have entered into any contract, arrangement, understanding, relationship, trust or other arrangement pursuant to which the Reporting Person may be deemed the beneficial owner of more or fewer shares of the Common Stock than indicated herein.

Item 7.	Material to be Filed as Exhibits.
     None.

SIGNATURE
     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 27, 2007	/s/ Marty Steinberg
Marty Steinberg, as Receiver of Lancer Offshore,
Inc., and as the person in control of Lancer Partners, LP.